January 19, 2007

Via EDGAR and Federal Express

Linda van Doorn

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 ‘F’ Street, NE

Washington, DC 20549

(202) 551-3439

Re:	Fieldstone Investment Corporation
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended September 30, 2006
File No. 000-50938

Dear Ms. Van Doorn:

On behalf of Fieldstone Investment Corporation (the “Company”), enclosed are responses to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in your letter dated December 27, 2006, to Nayan V. Kisnadwala, Executive Vice President and Chief Financial Officer of the Company, with respect to the Company’s filing of its Form 10-K for the fiscal year ended December 31, 2005, and its Form 10-Q for the quarterly period ended September 30, 2006, referred to above.

In response to your letter, set forth below are your comments in italics, followed by our responses to your comments.

Form 10-K For the Fiscal Year Ended December 31, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	Please clarify to us and in future filings the degree of your exposure to subprime

Linda van Doorn, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

January 19, 2007

mortgages in both your mortgage loans held for investment and through securitizations. Specifically address whether you have exposure to optional payment mortgage loans, and if so, quantify the exposure and disclose the dollar amount of interest that has been capitalized related to these mortgage loans for each period presented.

The Company originates, purchases, and sells non-conforming and conforming residential mortgage loans and engages in other activities related to mortgage banking. Loans originated through our non-conforming channel are ineligible for purchase by Fannie Mae or Freddie Mac due to either loan size, credit characteristics of the borrower or documentation standards in connection with the borrower’s income. The credit characteristics that cause a loan to be ineligible include a relatively higher level of debt service carried by the borrower, higher loan-to-value, or LTV, a record of mortgage or consumer credit delinquencies, outstanding judgments, prior bankruptcies by the borrower and other credit items that do not satisfy the Fannie Mae or Freddie Mac underwriting guidelines. Ineligible documentation standards may include borrowers who provide limited or no documentation of their income in connection with the underwriting of the related mortgage loan. Though there is no generally accepted definition of a “subprime” loan, approximately 93.2% of the loans the Company originated in 2006 and 91.0% of the loans in the portfolio are to borrowers who have no history of missing mortgage payments in the last twelve months or for first time home buyers who have no history of missing a consumer credit payment in the last twelve months, but who may not qualify for conforming loans because they do not satisfy the credit, documentation or other underwriting standards prescribed by conventional mortgage lenders and loan buyers. Approximately 95% of the Company’s 2006 loan production has been generated through its non-conforming channels and may be considered subprime mortgage loans. The Company will indicate in future filings that its non-conforming residential loans may be referred to as “subprime loans.”

The Company does not originate and, to date, has not purchased optional payment mortgage loans to be held for investment that would allow a borrower’s monthly payment to be less than the accrued interest amount or minimum principal and interest amount; however the Company may do so in the future. If we originate or purchase a material amount of such loans in the future, the Company will disclose the percentage of these types of loans in our portfolio and the dollar amount of interest that has been capitalized related to these mortgage loans, as appropriate, for each period presented in the applicable filing with the Commission.

Income Tax (Expense) Benefit, page 79

2.	We note your disclosure of an effective tax rate of 59% for the year ended December 31, 2004. It appears from your disclosure that you attribute the higher effective tax rate to amortization of a deferred tax asset established during the fourth quarter of 2003 related to the deferral of income tax expense on the gain from intercompany loans sold from FMC to Fieldstone Investment Corporation. It appears that you have restated your financial statements for the years ended December 31, 2004 and 2003 after you determined that the deferred taxes on the intercompany loan sales should have been amortized as an expense over the life of the underlying loans. Please help us to better understand this transaction, the life of the underlying loans to the transaction, and the impact on your effective tax rates for the years ended December 31, 2005 and 2004. Specifically address why the amortization of the

Linda van Doorn, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

January 19, 2007

deferred tax asset has such a large impact on the effective tax rate during 2004 but does not appear to have large impact on the 2005 effective tax rate.

In November 2003, Fieldstone Mortgage Company, “Fieldstone Mortgage”, the Company’s wholly-owned taxable REIT subsidiary, sold approximately $478 million of non-conforming mortgages, which it had originated as held for sale loans, to the Company, for a net gain on sale of $10.2 million. Fieldstone Mortgage had originally recognized $3.9 million of income tax provision related to this transaction. The inter-company gain on sale was properly eliminated in the consolidated GAAP financial statements, but the consolidated statements did include the $3.9 million tax expense related to Fieldstone Mortgage’s stand-alone gain as a taxable REIT subsidiary.

ARB 51, paragraph 17 states: "If income taxes have been paid on inter-company profits on assets remaining within the group, such taxes should be deferred or the inter-company profits to be eliminated in consolidation should be appropriately reduced." The mortgages sold from Fieldstone Mortgage to the Company remained within the consolidated group as of the end of the December 31, 2003 reporting period. At that time, Fieldstone Mortgage recognized the entire income tax expense related to the inter-company gain on sale in the fourth quarter of 2003. A portion of the income tax expense related to the future benefit of the earnings assets should have been deferred as of December 31, 2003, and recognized over the period in which the loans generate income.

In the second quarter of 2005, Fieldstone Mortgage sold approximately $108 million of non-conforming mortgages, which it had originated as held for sale loans, to the Company, for a net gain on sale of $2.7 million. The inter-company gain on sale was properly eliminated in the consolidated GAAP financial statements, and Fieldstone Mortgage recorded a $1.1 million deferred tax asset related to its taxable REIT subsidiary stand-alone gain on inter-company sale of loans, which remained within the consolidated group. The $1.1 million deferred tax asset will be recognized over the life of the loans.

As indicated on the attached Schedule A, Fieldstone Mortgage has amortized the two deferred tax assets related to the 2003 and 2005 inter-company loan sales over the life of the loans. Specifically, the amortization of the deferred tax asset related to the 2003 inter-company loan sale had a larger impact in 2004 than 2005, 19% versus 15%, primarily because a greater portion of the loans paid off in 2004 than 2005, 49.3% and 28.1% respectively. The effective tax rate for 2005 was also decreased as a result of the establishment of the $1.1 million new deferred tax asset related to the 2005 inter-company sale.

Core Financial Measures, page 100

3.	We note your disclosure which indicates that core net income and core earnings per share (diluted) are useful because these performance measures exclude gains and losses on derivatives. Please expand your disclosure to provide the more comprehensive disclosures called for in the answer to Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it relates to your use of the above mentioned Non-GAAP performance measures. In responding

Linda van Doorn, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

January 19, 2007

to this comment, specifically clarify in your disclosure why management believes that the exclusion of certain amounts, which are included in the most directly comparable GAAP measure, result in useful information for your investors. Additionally, please apply this comment to your use of the Non-GAAP measures “Core net interest income after provision for loan losses”, “Core Equity” and “Core Portfolio leverage”.

The Company believes that the presentation of core financial measures provide useful information to investors regarding financial performance because the measures exclude the non-cash mark to market gains or losses on interest rate swap and cap agreements. The Company believes excluding these mark to market gains or losses provides a more accurate measure of the Company’s performance because the mark to market gains or losses are indicative of the market’s estimate of future interest rates, which are not directly related to the Company’s business operations in the current period, and the valuation of only the swaps’ anticipated future cash flows do not include any off-setting changes in the anticipated interest expense on the swapped debt that would be incurred. The swap agreements economically hedge the Company’s interest rate expense, but have not been structured to receive hedge accounting treatment. Thus, FAS 133 mandates that the Company’s interest rate swaps be marked to market on the Balance Sheet, but does not allow any valuation of the related debt. Because these derivatives do not qualify for cash-flow hedge accounting under FAS 133, this periodic mark to market causes volatility in the income statement during the life of the swaps, which, because the swaps are held to maturity, ultimately nets to zero. The volatility primarily relates to future cash flows, and is greatly affected by temporary changes in the forward LIBOR curve. The Company believes core net income, which excludes the periodic mark to market value change, more accurately reports the current period earnings. In addition, core net yield provides financial statement users with a better indicator of the effectiveness of the Company’s hedge program, and actual exposure to changing debt costs. Material limitations in the use of core financial measures include the difficulty in calculating the measure directly from the GAAP financial statements. The Company compensates for this limitation by presenting a full reconciliation from each core measure to the most directly comparable GAAP measure. The Company uses these core measures to evaluate the profitability of the Company for purposes of personnel incentives, profitability analysis, return on assets and return on equity targets. Additionally, the Company has structured certain of its covenants with its lenders to be based upon core net income.

The Company will revise its disclosure with respect to Non-GAAP financial measures in future filings as follows:

“Management believes the core financial measures are useful to investors because they include the current period cash settlements on the Company’s hedging program but exclude the non-cash mark to market valuation changes and the amortization of swap buydown payments, allowing investors more insight into current period earning and performance of the Company. The Company’s hedging program consists of derivative contracts, primarily interest rate swap agreements, to hedge loans held in its portfolio during the fixed rate portion of the loan, when the Company receives a fixed rate of interest income on the loan but pays a variable rate of interest expense on the debt underlying the loan. The non-cash valuation changes on these derivatives are excluded from core measures because they represent the market’s estimates of future interest

Linda van Doorn, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

January 19, 2007

rates, which are not directly related to the Company’s business operations, and the estimated valuations do not include any off-setting changes in the interest expense on the swapped debt that would be incurred. Cash settlements, representing the difference between the swapped interest rate and the actual interest rates, are included in core financial measures as they are incurred. Both the changes in the fair value and all cash settlements related to these derivative contracts are recognized in the line item “Other income (expense) – portfolio derivatives” on the consolidated statements of operations.” The Company uses these core measures to evaluate the profitability of the Company for purposes of personnel incentives, profitability analysis and for covenant compliance with its lenders. These core financial measures may not be directly calculable from the financial statements presented. Accordingly, a reconciliation of each non-GAAP financial measure to the most directly comparable measure under GAAP is provided as follows:”

Financial Statements

4.	We note that dividends paid have exceeded net cash provided by operating activities during two of the three periods provided in your consolidated statements of cash flows. Please discuss the source(s) of these excess distributions within the ‘Liquidity and Capital Resources’ section of your ‘Management’s Discussion and Analysis of Financial Condition and Results of Operations’, as dividends in excess of net cash provided by operating activities raise concerns about the sustainability of dividend distributions into the future.

To maintain its status as a REIT, the Company is required to distribute at least 90% of its REIT taxable income each year to its stockholders. Federal tax rules calculate REIT taxable income in a manner that, in certain respects, differs from the calculation of consolidated net income pursuant to generally accepted accounting principles (“GAAP”), as detailed in the reconciliation under the “REIT Taxable Income” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, and is not necessarily comparable to cash flows from operating activities. As the Company’s portfolio of mortgage loans ages, the differences between the two measures should decrease as the difference between the actual losses incurred in the period and the provision for loan losses recorded in that period decreases. In general, REIT taxable income tracks cash flow from the operations of the REIT.

As the Commission has noted, dividends that the Company has been required to distribute to maintain its REIT status have exceeded consolidated cash flows from operating activities. The Company has utilized available cash and existing liquidity, primarily including prior years’ profits and increased borrowings against available mortgage loans under its warehouse lines, to pay these dividends.

In future filings, the Company will include disclosures under the Liquidity and Capital Resources section that due to the differences in REIT taxable income, on which dividend payments are based, and cash flows from operating activities, dividends may exceed net cash flows provided by operating activities and the sources to be used for dividend payments in such situations.

Linda van Doorn, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

January 19, 2007

Exhibits 31.1 and 31.2

5.	We noted that you have made certain modifications to the exact form of the required certifications, including the deletion of the language “(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(c). Please discontinue the use of modifications in future filings as certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-K.

The Company has discontinued modifications, as noted, to the exact form of the required certifications as set forth in Regulation S-K Item 601(b)(31) in its most recent filings with the Commission requiring these certifications.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

6.	In light of the discontinued operations from your former conforming retail and conforming wholesale segments, please add disclosure which describes how management expects the absence of cash flows, or the absence of negative cash flows, to impact future liquidity and capital resources.

Discounting timing differences between when loans funded and when the sales of the loans occurred, which may drive cash flows in a given year due to the decreasing origination levels during the period in question, the discontinued retail and wholesale segments have not been a significant source or use of cash. The net impact on cash flows from these divisions during the period from January 1, 2004 through their date of sale in 2006 was to provide $3.2 million in cash. The Company does not believe that this amount is material over that time period. The Company will add a disclosure to future filings that management does not expect the 2006 sale of these divisions to have a material impact on our future liquidity or capital resources.

* * * * * * *

In connection with the Company’s responses to comments of the Staff of the Securities and Exchange Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Linda van Doorn, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

January 19, 2007

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact the undersigned at 410-772-7218.

Thank you for your consideration.

Respectfully submitted,

/s/ Thomas S. Brennan
Thomas S. Brennan

cc:	Michael J. Sonnenfeld
Nayan V. Kisnadwala
Teresa McDermott

Schedule A

FIC Consolidated Net Income and Taxes by Quarter - 2003 - 2005

Category	4th Qtr 03	2003	1st Qtr 04	2nd Qtr 04	3rd Qtr 04	4th Qtr 04	2004	1st Qtr 05	2nd Qtr 05	3rd Qtr 05	4th Qtr 05	YTD 12/31/05
Pretax Net Income	(9,011)	45,216	(2,081)	31,435	5,487	34,689	69,530	41,163	25,809	26,423	9,204	102,599
Income Tax (Expense) Benefit	15,352	2,616	(1,690)	(1,312)	(1,536)	572	(3,966)	941	(2,734)	(2,999)	1,599	(3,193)

Net Income	6,341	47,832	(3,771)	30,123	3,951	35,261	65,564	42,104	23,075	23,424	10,803	99,406

Deferred tax provision:	3,991	3,991							1,088			1,088

Amortization - 11/03 sale	(280)	(280)	(554)	(529)	(478)	(407)	(1,968)	(350)	(305)	(271)	(195)	(1,121)
Amortization - 6/05 sale									(32)	(128)	(123)	(283)

Net Increase (Decrease) to NI	3,711	3,711	(554)	(529)	(478)	(407)	(1,968)	(350)	751	(399)	(318)	(1,404)

Ending Balance	3,711	3,711	3,157	2,628	2,150	1,743	1,743	1,393	3,232	2,833	2,515	1,427

	2005	Effective Rate	2004	Effective Rate
TRS pre-tax income	$9.6		$10.1
Income tax provision	(3.2)	(33)%	(4.0)	(39)%
Deferred tax asset addition - Q2 '05 Intercompany sale	1.1	11%
Deferred tax asset amortization	(1.4)	(15)%	(2.0)	(19)%

Total tax provision	(3.5)	(37)%	(5.9)	(59)%